Exhibit 4.13

EXTENSION No. 1 TO MASTER SERVICES AGREEMENT

This EXTENSION No. 1 TO MASTER SERVICES AGREEMENT (this “Extension”) is entered into as of October 22, 2015, by and between Citigroup Inc., a Delaware corporation (“Citi”), and Banco de Chile, a company organized and existing under the laws of the Republic of Chile (“BCH”).  Citi and BCH are hereinafter referred to collectively as the “Parties” or individually as a “Party”.

WITNESSETH:

WHEREAS, reference is made to (i) the Master Services Agreement dated as of September 25, 2009 (as amended, the “Master Services Agreement”) between Citi and BCH, (ii) the Global Connectivity Agreement dated as of December 27, 2007 (as amended, the “Original Connectivity Agreement”) between Citi and BCH, (iii) the Cooperation Agreement dated as of December 27, 2007 (as amended, the “Original Cooperation Agreement”) between Citi and BCH, and (iv) the Trademark License Agreement dated as of December 27, 2007 (as amended, the “Original Trademark License Agreement” and together with the Original Connectivity Agreement and the Original Cooperation Agreement, the “Original Agreements”), between Citi and BCH;

WHEREAS, the Original Agreements will terminate as of January 1, 2016 and will have no force or effect from and after the Effective Date;

WHEREAS, as of January 1, 2016 (the “Effective Date”), (i) that certain Global Connectivity Agreement dated as of October 22, 2015 (the “New Connectivity Agreement”) between Citi and BCH, (ii) that certain Cooperation Agreement dated as of October 22, 2015 between Citi and BCH (the “New Cooperation Agreement”), and (iii) that certain Trademark License Agreement dated as of October 22, 2015 between Citi and BCH (the “New Trademark License Agreement” and together with the New Connectivity Agreement and the New Cooperation Agreement, the “New Agreements”) will also become effective;

WHEREAS pursuant to Section 10.1 of the Master Services Agreement, the Parties agreed that, unless earlier terminated by the Parties as provided under Article X of the Master Services Agreement, the Master Services Agreement shall remain in force, and each Service shall continue, for the period specified in Cláusula Sexta of the Original Cooperation Agreement.

WHEREAS under Cláusula Sexta of the New Cooperation Agreement the Parties have agreed to the term of the New Agreements, which term shall commence as of the Effective Date.

WHEREAS the Parties require additional time as of the Effective Date to review the existing Master Services Agreement and agree upon a new Master Services Agreement.

NOW THEREFORE, in consideration of the premises, the mutual covenants, agreements and respective representations and warranties contained herein, and other good and valuable consideration, the receipt and sufficiency for which are hereby acknowledged, the Parties hereby agree as follows:

1.                                      Definitions and Construction.  Capitalized expressions used herein without definition have the respective meanings assigned to them in the Master Services Agreement.

As of the Effective Date and during the Extension Period (as defined below), all references in the Master Services Agreement to the “Connectivity Agreement”, the “Cooperation Agreement” and the “Trademark License Agreement”, shall be deemed to be references to the New Connectivity Agreement, the New Cooperation Agreement and the New Trademark License Agreement, respectively.  In addition, as of the Effective Date and during the Extension Period, all references in the Master Services Agreement to the Contratos Operativos shall be deemed to be references to the New Agreements.

2.                                      Extension.  The Parties agree that notwithstanding the expiration of the Original Agreements as of the Effective Date, the Master Services Agreement shall remain in full force and effect, and each Service shall continue, for a period of six (6) months following the Effective Date or such later date agreed to by the Parties pursuant to the immediately following paragraph (the “Extension Period”), unless earlier terminated by the Parties pursuant to Article X of the Master Services Agreement.

No later than the expiration date of the Extension Period, unless the Master Services Agreement is terminated pursuant to Article X thereof, the Parties shall (i) enter into a new Master Services Agreement; or (ii) agree to a further extension of the Master Services Agreement.

3.                                      Limited Effect.  Except as expressly set forth herein, this Extension shall not (i) by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of the Parties under the Master Services Agreement, and (ii) alter, modify, amend or in any way affect any of the terms or conditions contained in the Master Services Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect as of the Effective Date.  Unless the context otherwise requires, after the Effective Date, any reference to the Master Services Agreement shall mean the Master Services Agreement as extended hereby.

4.                                      Governing Law.  This Extension shall be governed by and construed in accordance with the Laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflict of laws principles of such State (other than Section 5-1401 of the New York General Obligations Law).

5.                                      Counterparts.  This Extension may be executed in any number of counterparts, each of which when executed, shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument binding upon each of the Parties notwithstanding the fact that all Parties are not signatory to the original or the same counterpart.  For purposes of this Extension, facsimile and pdf signatures shall be deemed originals.

6.                                      Miscellaneous.  Except as expressly set forth herein, Article XI of the Master Services Agreement shall apply to this Extension.

IN WITNESS WHEREOF, the Parties have caused this Extension to be executed as of the date first above written.

CITIGROUP INC.

By:
Name:	Jane Fraser
Title:	CEO Latin America

BANCO DE CHILE

By:
Name:	Arturo Tagle Quiroz
Title:	CEO Banco de Chile